  Exhibit 99.1

Silver Elephant to Webcast Live at the
Virtual Metals Investor Forum at 2:20 p.m. PT on August 6, 2020

Vancouver, British Columbia, August 3, 2020 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX: ELEF, OTCQX:SILEF, Frankfurt:1P2N) is pleased to announce that John Lee, the Company’s Chairman, will present live at MetalsInvestorForum.com on Thursday, August 6th at 2:20 p.m. PT (5:20 p.m. ET).

DATE:
Thursday, August 6th

PRESENTOR:
John Lee, ELEF Chairman, hosted by David Morgan

TIME:
2:20 p.m. to 2:35 p.m. PT (5:20 p.m. to 5:35 p.m. ET)

LINK:
https://webcast.fmav.ca/mifaug2020/index.php

This will be a live, interactive online event where investors, institutional investors, as well as advisors and analysts are invited to ask the Company questions in real-time. If attendees are not able to join the event live on the day of the forum, an archived webcast will also be made available after the event.

It is recommended that investors pre-register and run the online system check to attend the live webcast.

The forum starts at 9:00 a.m. PT (12:00 p.m. ET). The speakers include Brien Lundin, Chen Lin, and David Morgan of theMorganReport.com.

Learn more about the event, including program agenda at https://metalsinvestorforum.com/conferences/august/.

About Silver Elephant

Silver Elephant is developing its premier Pulacayo silver project and Triunfo gold-silver project in Bolivia. Further information on Silver Elephant can be found at www.silverelef.com.

About Metals Investor Forum

The Forum was founded with two main principles in mind: Selectivity and Quality.

The Metals Investor Forum offers you the chance to connect with the management teams of some of the top companies in the industry. Each company is selected by one of our newsletter writers to ensure that all of our exhibitors are high-caliber.

Our newsletter writers’ expertise and due diligence goes into every recommendation: they vet the management, project, commodity, jurisdiction and financials.

Source: www.MetalsInvestorForum.com

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”

Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
ir@silverelef.com     www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release includes forward-looking information and statements, which may include, but are not limited to, information and statements regarding or inferring the future business, operations, financial performance, prospects, and other plans, intentions, expectations, estimates, and beliefs of Silver Elephant. Forward-looking information and statements involve and are subject to assumptions and known and unknown risks, uncertainties, and other factors which may cause actual events, results, performance, or achievements of Silver Elephant to be materially different from future events, results, performance, and achievements expressed or implied by forward-looking information and statements herein. Although Silver Elephant believes that any forward-looking information and statements herein are reasonable, in light of the use of assumptions and the significant risks and uncertainties inherent in such information and statements, there can be no assurance that any such forward-looking information and statements will prove to be accurate, and accordingly readers are advised to rely on their own evaluation of such risks and uncertainties and should not place undue reliance upon such forward-looking information and statements. Any forward-looking information and statements herein are made as of the date hereof, and except as required by applicable laws, Silver Elephant assumes no obligation and disclaims any intention to update or revise any forward-looking information and statements herein or to update the reasons that actual events or results could or do differ from those projected in any forward-looking information and statements herein, whether as a result of new information, future events or results, or otherwise, except as required by applicable law.